Exhibit 99.1

Contact:	Trinity Biotech plc	LifeSci Partners, LLC
	Micheal Roche	Eric Ribner
	(353)-1-2769800	(1)-646-751-4363
investorrelations@trinitybiotech.com

RedChip Companies Inc.
Dave Gentry, CEO
(1)-407-644-4256
TRIB@redchip.com

Trinity Biotech Announces Increased Orders for TrinScreen HIV
and Raises Guidance For 2024 Sales

DUBLIN, Ireland (August 26, 2024) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announced that it has received substantial additional orders for TrinScreen HIV. As a result of this strong demand and the successful scaling of production capacity, the Company is now increasing its expected 2024 sales revenue for TrinScreen HIV to approximately $10 million, up from $8 million previously.

John Gillard, President and Chief Executive Officer of Trinity Biotech, said, “Trinity has had a long history of supplying its rapid HIV tests to markets with the greatest need, and we are pleased to have scaled up our manufacturing capacity to meet the increased demand for TrinScreen HIV.  Also, as a company with a strong presence in infectious disease, we have also increased our manufacturing capacity for our U.S. Food and Drug Administration (FDA) 510(k) cleared viral transport medium, FlexTrans™, in anticipation of potential increased customer demand due to the recently declared World Health Organization (WHO) Public Health Emergency of International Concern (PHEIC) for Mpox. We will continue to look for opportunities to contribute to diagnostic testing for this global health threat.

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterised by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on our purchase of the assets of Waveform, our continued listing on the Nasdaq Stock Market, our ability to  achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2023 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors.  The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.